Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
Resolutions Passed at the Annual General Meeting for the Year 2010 and
Payment of the Final Dividends

The Board of Directors is pleased to announced that the annual general meeting for the year 2010 was held in Beijing on 18 May 2011 and the resolutions set out below were duly passed.
The Board of Directors also wishes to notify Shareholders of details relating to the payment of the final dividends for the year ended 31 December 2010.
Resolutions Passed at the Annual General Meeting for the Year 2010 (the “AGM”)
References are made to the notice of the AGM and the circular (the “Circular”) of PetroChina Company Limited (the “Company”) in relation to the general mandate to issue shares, general mandate to issue bonds and the election and appointment of Directors and Supervisors dated 1 April 2011 and the announcement of the Company in relation to the resignation of Director and amendment to AGM circular dated 15 April 2011, respectively. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.
The board of directors of the Company (the “Board of Directors”) is pleased to announce that the AGM was held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, China, at 9 a.m. on 18 May 2011 by way of physical meeting.
The meeting was convened by the Board of Directors, and was host and chaired by Mr. Jiang Jiemin, Chairman of the Board of Directors. Part of the Company’s Directors and Supervisors, as well as Secretary to the Board of Directors, attended the AGM. Other relevant members of the senior management were also present. The AGM was legally and validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the AGM, the following resolutions were considered and approved by way of poll, and the poll results of the votes are as follows:

			Number of votes cast and percentage of total number of
			votes cast
Resolutions			For	Against	Abstain	Passing Rate
1.	To consider and approve the Report of the Board of Directors of the Company for the year 2010.	of which: A shares H shares	167,416,943,506 157,870,315,634 9,546,627,872	1,703,200 0 1,703,200	41,021,400 0 41,021,400	99.974487%

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2010.	of which: A shares H shares	167,428,908,006 157,870,315,634 9,558,592,372	1,511,100 0 1,511,100	29,249,000 0 29,249,000	99.981632%

3.	To consider and approve the Audited Financial Statements of the Company for the year 2010.	of which: A shares H shares	167,428,961,806 157,870,315,634 9,558,646,172	1,423,000 0 1,423,000	29,283,300 0 29,283,300	99.981663%

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2010 in the amount and in the manner recommended by the Board of Directors.	of which: A shares H shares	167,429,831,906 157,870,315,634 9,559,516,272	890,400 0 890,400	28,945,800 0 28,945,800	99.982183%

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2011.	of which: A shares H shares	167,429,690,306 157,870,315,634 9,559,374,672	1,015,100 0 1,015,100	28,962,700 0 28,962,700	99.982099%

6.	To consider and approve the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers	of which: A shares H shares	167,197,715,611 157,870,315,634 9,327,399,977	94,807,373 0 94,807,373	167,145,122 0 167,145,122	99.843573%

			Number of votes cast and percentage of total number of
			votes cast
Resolutions			For	Against	Abstain	Passing Rate
	Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2011 and to authorise the Board of Directors to fix their remuneration.

7A.	To consider and approve the election of Mr Jiang Jiemin as Director of the Company;	of which: A shares H shares	167,282,078,091 157,869,754,634 9,412,323,457	116,423,315 561,000 115,862,315	61,166,700 0 61,166,700	99.893951%

7B.	To consider and approve the election of Mr Zhou Jiping as Director of the Company;	of which: A shares H shares	167,277,404,971 157,869,754,634 9,407,650,337	133,514,735 561,000 132,953,735	48,748,400 0 48,748,400	99.89116%

7D.	To consider and approve the election of Mr Li Xinhua as Director of the Company.	of which: A shares H shares	167,248,721,539 157,869,754,634 9,378,966,905	143,248,635 561,000 142,687,635	67,697,932 0 67,697,932	99.874032%

7E.	To consider and approve the election of Mr Liao Yongyuan as Director of the Company.	of which: A shares H shares	167,284,622,691 157,869,754,634 9,414,868,057	126,236,215 561,000 125,675,215	48,809,200 0 48,809,200	99.89547%

7F.	To consider and approve the election of Mr Wang Guoliang as Director of the Company.	of which: A shares H shares	167,172,475,690 157,869,754,634 9,302,721,056	219,919,784 561,000 219,358,784	67,272,632 0 67,272,632	99.828501%

7G.	To consider and approve the election of Mr Wang Dongjin as Director of the Company.	of which: A shares H shares	167,266,166,059 157,869,754,634 9,396,411,425	126,281,615 561,000 125,720,615	67,220,432 0 67,220,432	99.884449%

7H.	To consider and approve the election of Mr Yu Baocai as Director of the Company.	of which: A shares H shares	167,266,131,759 157,869,754,634 9,396,377,125	126,264,715 561,000 125,703,715	67,271,632 0 67,271,632	99.884428%

7I.	To consider and approve the election of Mr Ran Xinquan as Director of the Company.	of which: A shares H shares	167,274,540,059 157,870,315,634 9,404,224,425	117,847,015 0 117,847,015	67,281,032 0 67,281,032	99.88945%

			Number of votes cast and percentage of total number of
			votes cast
Resolutions			For	Against	Abstain	Passing Rate
7J.	To consider and approve the election of Mr Liu Hongru as independent Director of the Company.	of which: A shares H shares	167,376,561,886 157,870,315,634 9,506,246,252	34,313,520 0 34,313,520	48,792,700 0 48,792,700	99.950372%

7K.	To consider and approve the election of Mr Franco Bernabè as independent Director of the Company.	of which: A shares H shares	167,152,860,264 157,870,315,634 9,282,544,630	258,026,142 0 258,026,142	48,781,700 0 48,781,700	99.816787%

7L.	To consider and approve the election of Mr Li Yongwu as independent Director of the Company.	of which: A shares H shares	167,334,801,486 157,870,315,634 9,464,485,852	76,091,920 0 76,091,920	48,774,700 0 48,774,700	99.925435%

7M.	To consider and approve the election of Mr Cui Junhui as independent Director of the Company.	of which: A shares H shares	167,376,512,586 157,870,315,634 9,506,196,952	34,347,220 0 34,347,220	48,808,300 0 48,808,300	99.950343%

7N.	To consider and approve the election of Mr Chen Zhiwu as independent Director of the Company.	of which: A shares H shares	167,393,590,006 157,870,315,634 9,523,274,372	17,233,900 0 17,233,900	48,844,200 0 48,844,200	99.960541%

8A.	To consider and approve the election of Mr Chen Ming as Supervisor of the Company.	of which: A shares H shares	167,115,960,164 157,870,315,634 9,245,644,530	295,546,042 0 295,546,042	48,161,900 0 48,161,900	99.794752%

8B.	To consider and approve the election of Mr Guo Jinping as Supervisor of the Company.	of which: A shares H shares	167,328,432,841 157,870,315,634 9,458,117,207	83,052,565 0 83,052,565	48,182,700 0 48,182,700	99.921631%

8C.	To consider and approve the election of Mr Wen Qingshan as Supervisor of the Company.	of which: A shares H shares	167,116,026,364 157,870,315,634 9,245,710,730	276,323,742 0 276,323,742	67,318,000 0 67,318,000	99.794791%

8D.	To consider and approve the election of Mr Sun Xianfeng as Supervisor of the Company.	of which: A shares H shares	167,337,493,486 157,870,315,634 9,467,177,852	73,981,820 0 73,981,820	48,192,800 0 48,192,800	99.927042%

8E.	To consider and approve the election of Mr Li Yuan as independent Supervisor of the Company.	of which: A shares H shares	167,392,843,986 157,870,315,634 9,522,528,352	18,722,720 0 18,722,720	48,101,400 0 48,101,400	99.960096%

			Number of votes cast and percentage of total number of
			votes cast
Resolutions			For	Against	Abstain	Passing Rate
8F.	To consider and approve the election of Mr Wang Daocheng as independent Supervisor of the Company.	of which: A shares H shares	167,392,897,286 157,870,315,634 9,522,581,652	18,639,120 0 18,639,120	48,131,700 0 48,131,700	99.960127%

9.	To consider and approve, by way of special resolution, to grant a general mandate to the Board of Directors to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares in the Company not exceeding 20% of each of its existing domestic shares and overseas listed foreign shares of the Company in issue.	of which: A shares H shares	162,395,627,603 157,857,612,116 4,538,015,487	5,062,815,703 12,703,518 5,050,112,185	1,224,800 0 1,224,800	96.975964%

10.	To consider and approve, by way of special resolution, to grant a general mandate to determine and handle the issue of debt of financing instruments of the Company in the outstanding balance amount (if issue in foreign currency, then calculating based on the central parity rate announced by the People’s Bank of China on the date of issuance) of up to RMB100 billion, upon such terms and conditions to be determined by the Board of Directors.	of which: A shares H shares	167,346,079,665 157,870,315,634 9,475,764,031	112,187,941 0 112,187,941	1,400,500 0 1,400,500	99.93217%

As the above resolutions numbered 1 to 8 were passed by a simple majority, these resolutions were duly passed as ordinary resolutions. As the above resolutions numbered 9 and 10 were passed by two-thirds majority, these resolutions were duly passed as special resolutions.
As at the date of the AGM:
(1)	The issued share capital of the Company and total number of Shares entitling the holders to attend and vote for or against the resolutions set out in 1 to 10 above at the AGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2)	Information on the Shareholders and proxies who attended and voted at the AGM is as follows:

Number of Shareholders or proxies who attended and voted at the AGM	9

Total number of voting shares of the Company held by such attending Shareholders or proxies	167,459,668,106

of which: A Shares	157,870,315,634

H Shares	9,589,352,472

Percentage of such voting shares of the Company held by such attending Shareholders or proxies, as compared with the total number of voting shares of the Company(%)	91.50%

of which: A Shares (%)	86.26%

H Shares (%)	5.24%
(3)	There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the AGM.

(4)	The poll results were subject to scrutiny by Ms Geng Jingnan and Mr Zhang Jian, Shareholder of A Shares, Mr Qin Gang, Supervisor of the Company, Ms Peng Jin of King and Wood and Hong Kong Registrars Limited. Hong Kong Registrars Limited acted as the scrutineer and compared the poll results summary to the poll forms collected and provided by the Company.
Payment of the Final Dividends
The Board of Directors also wishes to notify Shareholders the details of the payment of the final dividends for the year ended 31 December 2010 are as follows:
The Company will pay final dividends of RMB0.18357 per Share (inclusive of applicable tax) for the year ended 31 December 2010. The payment shall be made to Shareholders whose names appeared on the register of members of the Company at close of business on 31 May 2011 (the “Record Date”). According to Article 163 of the Articles of Association, dividends payable to the Shareholders shall be declared in Renminbi, and dividends payable to holders of A Shares shall be paid in Renminbi while dividends payable to holders of H Shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividends payable per H Share:
The average of the closing exchange rates for Renminbi to Hong Kong dollar as announced by the People’s Bank of China for the week immediately prior to 18 May 2011, that is the date of the AGM at which the final dividends is declared, is RMB0.83662 to HK$1.00. Accordingly, the amount of final dividends payable per H Share is HK$0.21942.
According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on 1 January 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.
In order to determine the list of holders of H Shares who are entitled to receive the final dividends for the year ended 31 December 2010, the Company’s register of members of H Shares will be closed from 26 May 2011 (Thursday) to 31 May 2011 (Tuesday) (both days inclusive) during which period no transfer of H Shares will be registered. In order to qualify for the final dividends, holders of H Shares whose transfers have not been registered must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited no later than 4 p.m. on 25 May 2011 (Wednesday). The address of the transfer office of Hong Kong Registrars Limited is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.
The Company will withhold payment of the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on what has been registered on the Company’s H Share register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the Shareholders or any disputes over the mechanism of withholding of corporate income tax.
The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividends declared for payment to holders of H Shares. The final dividends will be paid by the Receiving Agent on or about 30 June 2011, and will be despatched on the same day to holders of H Shares who are entitled to receive such dividend by ordinary post and at their own risk.

Holders of A Shares are advised to note that details of paying dividends to holders of A Shares and relevant matters will be announced in due course after discussion between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.
By order of the Board
PetroChina Company Limited
Li Hualin
Secretary to the Board
Beijing, China
18 May 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.